Nomad Royalty Company Ltd.

Condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020 (unaudited)

(Expressed in United States dollars)

Nomad Royalty Company Ltd.
Consolidated balance sheets (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Notes	September 30, 2021	December 31, 2020
		$	$
Assets
Current assets
Cash		24,621	22,517
Amounts receivable		5,239	1,349
Gold prepay loan	4	—	6,920
Other assets		3,472	1,023
Total current assets		33,332	31,809
Non-current assets
Gold prepay loan	4	—	8,237
Royalty, stream and other interests	5	282,683	207,923
Deferred income taxes		42,643	42,059
Total non-current assets		325,326	258,219
Total assets		358,658	290,028
Liabilities
Current liabilities
Accounts payable and accrued liabilities		4,662	4,391
Deferred payment liability – host contract	7	9,537	—
Deferred payment liability – conversion option	7	440	—
Total current liabilities		14,639	4,391
Non-current liabilities
Deferred payment liability – host contract	7	—	9,046
Deferred payment liability – conversion option	7	—	3,013
Revolving credit facility	8	50,000	—
Total non-current liabilities		50,000	12,059
Total liabilities		64,639	16,450
Equity
Common shares		255,135	254,210
Warrants		3,156	2,838
Contributed surplus		4,343	3,091
Retained earnings		7,523	13,439
Equity attributable to Nomad Royalty Company Ltd's shareholders		270,157	273,578
Non-controlling interests	5	23,862	—
Total equity		294,019	273,578
Total liabilities and equity		358,658	290,028
Subsequent events (Note 16)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors
(signed) Vincent Metcalfe, Director	(signed) Jamie Porter, Director

Nomad Royalty Company Ltd.
Consolidated statements of income and comprehensive income (unaudited)
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

		Three months ended		Nine months ended
	Notes	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		$	$	$	$
Revenue	12
Gold and silver sales		4,728	6,788	18,258	18,775
Other revenue		1,397	780	2,111	1,207
Total revenue		6,125	7,568	20,369	19,982
Cost of sales
Purchased cost of gold and silver		694	2,753	4,546	11,732
Depletion of royalty, stream and other interests	5	3,342	2,962	9,608	5,440
Total costs of sales		4,036	5,715	14,154	17,172
Gross profit		2,089	1,853	6,215	2,810
Other operating expenses (income)
General and administrative expenses		1,384	343	3,701	1,550
Project evaluation expenses		—	2	371	57
Share-based compensation	10	614	818	1,785	2,162
Change in fair value of gold prepay loan	4	—	(1,392)	690	(4,967)
Share of income of associate	6	(320)	—	(373)	—
Listing expenses		—	—	—	23,492
Total other operating expenses (income)		1,678	(229)	6,174	22,294
Operating income (loss)		411	2,082	41	(19,484)
Other income (expenses)
Change in fair value of conversion option	7	1,459	(3,075)	2,573	(8,059)
Finance costs		(734)	(308)	(1,650)	(392)
Foreign exchange income (loss)		(139)	102	(73)	(54)
Total other income (expenses)		586	(3,281)	850	(8,505)
Income (loss) before income taxes		997	(1,199)	891	(27,989)
Income tax recovery (expense)		(68)	1,725	40	36,836
Net income and comprehensive income		929	526	931	8,847
Net income and comprehensive income attributable to:
Nomad Royalty Company Ltd's shareholders		824	526	826	8,847
Non-controlling interests		105	—	105	—
Net income per share	11
Basic		0.01	0.01	0.01	0.21
Diluted		0.01	0.01	0.01	0.21

The information for periods prior to May 27, 2020 is presented on a carve-out basis.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of cash flows (unaudited)
(tabular amounts expressed in thousands of United States dollars)

		Three months ended		Nine months ended
	Notes	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		$	$	$	$
Operating activities
Net income for the period		929	526	931	8,847
Adjustments for:
Cost of sales related to gold prepay loan		—	1,698	1,522	9,972
Depletion of royalty, stream and other interests	5	3,342	2,962	9,608	5,440
Share-based compensation	10	614	818	1,785	2,162
Listing expense		—	—	—	22,390
Change in fair value of gold prepay loan	4	—	(1,392)	690	(4,967)
Change in fair value of conversion option	7	(1,459)	3,075	(2,573)	8,059
Share of income of associate, net of dividends received		40	—	(14)	—
Deferred income tax recovery		(327)	(1,915)	(584)	(37,026)
Finance costs		263	188	762	244
Interest received		—	259	210	871
Changes in other assets and liabilities
Amounts receivable		(1,026)	(657)	(288)	(679)
Other assets		(1,476)	(370)	(1,701)	(540)
Accounts payable and accrued liabilities		(408)	51	(1,113)	847
Cash provided by operating activities		492	5,243	9,235	15,620
Investing activities
Cash acquired	5	2,311	—	2,311	3,149
Acquisition of gold prepay loan	4	—	—	—	(15,500)
Acquisition of royalty, stream and other interests	5	(27,259)	(1,940)	(28,453)	(11,940)
Acquisition of investment in associate	6	(89)	—	(23,176)	—
Cash used in investing activities		(25,037)	(1,940)	(49,318)	(24,291)
Financing activities
Proceeds on issuance of common shares		—	—	—	9,652
Revolving credit facility drawn	8	27,000	—	50,000	—
Share and warrant issue expenses		—	(100)	(15)	(714)
Exercise of share options		—	—	3	—
Financing fees		(959)	(414)	(1,043)	(414)
Dividends paid		(2,285)	—	(6,758)	—
Net parent investment		—	—	—	15,175
Net cash provided by (used in) financing activities		23,756	(514)	42,187	23,699
Net increase (decrease) in cash		(789)	2,789	2,104	15,028
Cash at beginning of period		25,410	12,239	22,517	—
Cash at end of period		24,621	15,028	24,621	15,028
The information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of changes in equity (unaudited)
(tabular amounts expressed in thousands of United States dollars)

		Equity attributed to Nomad Royalty Company Ltd's shareholders
	Notes	Number of common shares outstanding (Note 9)	Common shares	Warrants	Contributed surplus	Retained Earnings	Total	Non-controlling interests	Total
			$	$	$	$	$	$	$

Balance as at December 31, 2020		56,542,768	254,210	2,838	3,091	13,439	273,578	—	273,578
Net income and comprehensive income		—	—	—	—	826	826	105	931
Dividends declared		—	—	—	—	(6,760)	(6,760)	—	(6,760)
Acquisition of Blackwater Gold Royalty	5	79,185	669	—	—	—	669	—	669
Acquisitions of interests in CMC	5, 6	—	—	324	—	—	324	23,757	24,081
Share-based compensation	10								—
- Share options		—	—	—	437	—	437	—	437
- Restricted share units		—	—	—	848	—	848	—	848
- Deferred share units		—	—	—	500	—	500	—	500
Share options and warrants exercised		3,298	23	—	(19)	—	4	—	4
Settlement of restricted share units in common shares		32,186	233	—	(514)	18	(263)	—	(263)
Warrants issuance costs		—	—	(6)	—	—	(6)	—	(6)

Balance as at September 30, 2021		56,657,437	255,135	3,156	4,343	7,523	270,157	23,862	294,019

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Consolidated statements of changes in equity (unaudited)
(tabular amounts expressed in thousands of United States dollars)

	Equity attributed to Nomad Royalty Company Ltd's shareholders
	Number of common shares outstanding (Note 9)	Common shares	Net parent investment	Warrants	Contributed surplus	Retained Earnings	Total
		$	$	$	$	$	$

Balance as at December 31, 2019	32,771,752	—	75,880	—	—	—	75,880
Net income and comprehensive income	—	—	2,485	—	—	6,362	8,847
Net parent investment	—	—	15,175	—	—	—	15,175
Issuance of shares to parent	—	93,540	(93,540)	—	—	—	—
Deemed issuance to investors of Guerrero Ventures Inc. as part of the Reverse Take-over:							—
- Common shares	3,328,087	21,737	—	—	—	—	21,737
- Share options	—	—	—	—	1,108	—	1,108
Dividends declared	—	—	—	—	—	(1,966)	(1,966)
Acquisitions:
- Bonikro Gold Stream	6,873,844	38,160	—	—	—	—	38,160
- Yamana Portfolio	6,650,000	37,786	—	—	—	—	37,786
- Troilus Gold Royalty	576,923	6,456	—	209	—	—	6,665
- Valkyrie Royalty Inc.	739,997	8,906	—	—	—	—	8,906
Private placement	1,477,777	9,652	—	—	—	—	9,652
Share-based compensation
- Share options	—	—	—	—	1,010	—	1,010
- Restricted share units	—	—	—	—	724	—	724
- Deferred share units	—	—	—	—	183	—	183
Settlement of restricted share units in common shares	34,113	271	—	—	(573)	—	(302)
Share issuance costs, net of income taxes of $147,000	—	(540)	—	—	—	—	(540)

Balance as at September 30, 2020	52,452,493	215,968	—	209	2,452	4,396	223,025
The information for periods and as at dates prior to May 27, 2020 is presented on a carve-out basis.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 1 – Description of Business and Nature of Operations
Nomad Royalty Company Ltd. (“Nomad” or the “Company”) was incorporated on February 20, 1961 in British Columbia, Canada. On December 20, 2019, the Company was continued from the Business Corporations Act (British Columbia) to the Canada Business Corporations Act.
The head office, principal address and registered office of the Company are located at 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montréal, Quebec, H3B 0G4.
On August 31, 2021, Nomad’s common shares commenced trading on the New York Stock Exchange (the “NYSE”) under the symbol “NSR”. Nomad's common shares are also quoted for trading on the Toronto Stock Exchange and the Frankfurt Stock Exchange under the symbol “NSR” and “IRL”, respectively.
Nomad is a precious metal royalty and streaming company that purchases rights to a certain percentage of the gold or silver produced from a mine, typically for the life of the mine. Nomad owns a portfolio of 15 royalty, stream and other interests, of which 8 are on currently producing mines.
Note 2 - Basis of Presentation and Statement of Compliance
These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The condensed consolidated interim financial statements also include the condensed combined carve-out interim financial statements of the Orion Fund II Portfolio described in the Company's audited consolidated financial statements for the year ended December 31, 2020 for all periods prior to the completion of the reverse takeover transaction on May 27, 2020 (the “RTO Transaction”).
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. These condensed consolidated interim financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency. References to “CAD $” refer to Canadian dollars.
In June 2021, the Company carried out a consolidation of its issued and outstanding common shares, as described in Note 9. All previously reported share and per share amounts have been retrospectively restated in these condensed consolidated interim financial statements to reflect the share consolidation.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting.
Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020.
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2020, except for the new significant accounting policies adopted since then as described in Note 3 and the reclassification of the expenses related to project evaluations from General and administrative expenses to Project evaluation expenses.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The critical judgments and estimates applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2020 except for the change in valuation technique used to estimate the fair value of the Deferred Payment (defined herein) as described in Note 13.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on November 3, 2021.
COVID-19
In December 2019, a novel strain of coronavirus known as COVID-19 surfaced. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The spread of COVID-19 around the world in 2020 has caused significant volatility in Canada, U.S. and international markets. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain. The full extent and impact of the COVID-19 pandemic is unknown and to date has included volatility in financial markets, a slowdown in economic activity and volatility in commodity prices (including gold and silver). The Company completed a review of all operations on which the Company holds royalty, stream and other interests to identify the impacts of COVID-19. During the first and second quarters of 2020, a number of mining projects in which the Company holds royalty, stream or other interests, were suspended due to operational restrictions, or as governments declared a state of emergency. All of these operations have since been restarted. As at September 30, 2021, the Company has not recorded any impairments directly attributable to the COVID-19 pandemic.
Note 3 – New significant Accounting Policies
Principle of consolidation
The main subsidiaries of the Company, their geographic locations and related participation are as follows:

Entity	Jurisdiction	Participation
OMF Fund II SO Ltd.	Canada	100%
OMF Fund III (Mg) Ltd.	Canada	100%
Valkyrie Royalty Inc.	British Columbia	100%
Coral Gold Resources Ltd.	British Columbia	100%
Coral Resources Inc.	Nevada, USA	100%
Compania Minera Caserones	Chile	67.5%

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Non-controlling interests
The Company recognizes any non-controlling interest in an acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.
Non-controlling interests represent an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company’s ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.
Investment in associates
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.
The Company accounts for its investment in associates using the equity method. Under the equity method, the Company’s investment in associates are initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company's share of net income and losses of the associates, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associates’ reserves, and for impairment losses after the initial recognition date. The Company's share of income and losses of the associates are recognized in net income (loss) during the period. Dividends received from the associates are accounted for as a reduction in the carrying amount of the Company’s investment.
The Company assesses at each reporting date whether there is any objective evidence that its investment in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of income or loss.
Revolving credit facility
Borrowings under the revolving credit facility are accounted for as financial liabilities at amortized cost.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 4 - Gold Prepay Loan
On April 7, 2021, in connection with the closing of the acquisition of Premier Gold Mines Limited (“Premier Gold”) by Equinox Gold Corp. (“Equinox”), the Company amended its Mercedes and South Arturo silver stream as described in Note 5. Concurrently with the completion of the amendments, the Gold Prepay Loan was terminated.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Opening balance	—	17,172	15,157	6,842

Increase in principal of gold prepay loan	—	—	—	15,500
Gold deliveries	—	(1,698)	(1,522)	(9,972)
Interest	—	(259)	(210)	(730)
Change in fair value	—	1,392	(690)	4,967
Termination	—	—	(12,735)	—

Closing balance	—	16,607	—	16,607

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 5 – Royalty, Stream and Other Interests
The following table summarizes the carrying values of the Company’s royalty, stream and other interests as at September 30, 2021:

	Costs				Accumulated depletion				Carrying amount
	Balance – January 1, 2021	Transfers	Additions	Balance – September 30, 2021	Balance – January 1, 2021	Depletion	Transfers	Balance – September 30, 2021	Balance – September 30, 2021
	$	$		$	$	$		$	$
Stream interests
Blyvoor Gold Stream	37,000	—	—	37,000	—	(13)	—	(13)	36,987
Woodlawn Silver Stream	19,000	—	—	19,000	(402)	—	—	(402)	18,598
Mercedes and South Arturo Silver Stream	20,086	(20,086)	—	—	(9,659)	(1,266)	10,925	—	—
Mercedes Gold and Silver Stream	—	19,043	12,735	31,778	—	(3,163)	(10,358)	(13,521)	18,257
South Arturo Silver Stream	—	1,043	—	1,043	—	(3)	(567)	(570)	473
Bonikro Gold Stream	35,011	—	—	35,011	(4,083)	(4,199)	—	(8,282)	26,729
Total – Stream interests	111,097	—	12,735	123,832	(14,144)	(8,644)	—	(22,788)	101,044

Royalty and other interests
RDM Gold Royalty	5,817	—	—	5,817	(699)	(407)	—	(1,106)	4,711
Gualcamayo Gold Royalty	39,634	—	—	39,634	—	—	—	—	39,634
Suruca Gold Royalty	12,512	—	—	12,512	—	—	—	—	12,512
Troilus Gold Royalty	8,575	—	—	8,575	—	—	—	—	8,575
Moss Gold Royalty	9,086	—	—	9,086	(139)	(295)	—	(434)	8,652
Robertson Gold Royalty	34,665	—	—	34,665	—	—	—	—	34,665
Blackwater Gold Royalty	1,519	—	1,548	3,067	—	—	—	—	3,067
Caserones Copper Royalty	—	—	70,085	70,085	—	(262)	—	(262)	69,823
Total – Royalty and other interests	111,808	—	71,633	183,441	(838)	(964)	—	(1,802)	181,639

	222,905	—	84,368	307,273	(14,982)	(9,608)	—	(24,590)	282,683

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Assets Acquisitions
Blackwater Gold Royalty
On January 11, 2021, the Company completed the acquisition of a 0.21% net smelter return (“NSR”) royalty on the Blackwater Gold Project and satisfied the second and last tranche of the purchase price by issuing 79,185 common shares of the Company and by paying $876,000 in cash. The fair value of $669,000 for the consideration paid in common shares is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of the issuance.
Caserones Copper Royalty
On August 31, 2021, the Company acquired a 37.5% ownership interest in Compania Minera Caserones (“CMC”), a private Chilean company that holds the payment rights to 32.5% of a 2.88% NSR royalty on the Caserones copper mine in Chile (the “Caserones Copper Royalty”). The acquisition of the 37.5% ownership interest is in addition to the 30% ownership interest acquired in May 2021 described in Note 6 for a total ownership interest of 67.5%. The Company concluded that it acquired control over CMC on August 31, 2021.
The CMC acquisition has been recorded as an acquisition of assets as CMC does not constitute a business under IFRS 3. The assets acquired and liabilities assumed were initially recognised applying a cost accumulation approach to measure the consideration paid. The consideration paid and the allocation to the net assets acquired are summarized as follows:

Compania Minera Caserones
Consideration paid for the acquisition:	$

Cash	27,250
Pre-held interest (Note 6)	23,180
Adjustment to purchase price(1)	(1,196)
Nomad’s transaction costs	109
Non-controlling interest	23,757

73,100

Net assets acquired:
Cash acquired	2,311
Other net assets acquired	704
Royalty interest	70,085

73,100
(1)Under the terms of the acquisition agreement, the Company was entitled to the dividend related to the activities of CMC for the period from April 1, 2021 to August 31, 2021. As at August 31, 2021, the dividend declared to and receivable by the private vendors was assigned to the Company and accounted for as a reduction of the consideration paid.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Amendments to the Mercedes and South Arturo Silver Stream
On April 7, 2021, the Company amended its Mercedes and South Arturo silver stream in connection with the closing of the acquisition of Premier Gold by Equinox and the creation of a new company called i-80 Gold Corp. (“i-80 Gold”). The Company entered into a second amended and restated purchase and sale agreement (gold and silver) with certain subsidiaries of Equinox in respect of the Mercedes Mine in Mexico (the “Mercedes Gold and Silver Stream Agreement”) and a new purchase and sale agreement (silver) with i-80 Gold in respect of the South Arturo Mine (the “South Arturo Silver Stream Agreement”).
Mercedes Gold and Silver Stream Agreement
Starting April 7, 2021, the new Mercedes Gold and Silver Stream Agreement provides for, in addition to silver deliveries described in the Company's audited consolidated financial statements, fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold. Fixed quarterly gold deliveries shall terminate once an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount). If the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold. Concurrently with the Company entering into the Mercedes Gold and Silver Stream Agreement, the gold prepay loan (Note 4) was terminated.
Similarly to the previous stream agreement, the Mercedes Gold and Silver Stream Agreement will continue to provide for a 100% silver stream on the Mercedes Mine until 3.75 million ounces (2.73 million ounces as of March 31, 2021) of silver have been delivered to the Company, as well as minimum annual deliveries of 300,000 ounces of silver until 2.1 million ounces (1.5 million ounces as of March 31, 2021) of silver have been delivered to the Company.
In connection with the amendments to the Mercedes Gold and Silver Stream Agreement, the cost and related accumulated depletion of the original Mercedes and South Arturo silver stream were transferred to the Mercedes Gold and Silver Stream (and to the South Arturo Silver Stream described below) on April 7, 2021. The cost of the gold stream acquired in connection with the termination of the Gold Prepay Loan was evaluated to the fair value of the Gold Prepay Loan prior to termination representing the non-cash consideration given to acquire the gold stream.
South Arturo Silver Stream Agreement
The Company and i-80 Gold entered into a new South Arturo Silver Stream Agreement that provides for deliveries from i-80 Gold to the Company of 100% of the ounces of refined silver in attributable production from the existing mineralized areas at the South Arturo Mine (40% ownership by i-80 Gold) and 50% of the ounces of refined silver in attributable production from the exploration area. The terms of the South Arturo Silver Stream Agreement are similar to the previous stream agreement. In connection with the South Arturo Silver Stream Agreement, the cost and related accumulated depletion of the original Mercedes and South Arturo silver stream were transferred to the South Arturo Silver Stream (and to the Mercedes Gold and Silver Stream described above) on April 7, 2021.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 6 - Investment in associate

As described in Note 5, the Company acquired a first tranche ownership interest of 30% in CMC in May 2021. As a result of the ownership position, the Company concluded it had a significant influence over CMC and as such, the investment in associate was accounted for under the equity method until the acquisition of control upon the acquisition of the second tranche ownership interest of 37.5% on August 31, 2021 (see Note 5). The acquisition cost of this first tranche is comprised of the following:

Consideration paid for the CMC acquisition:	$

Cash	23,000
Purchase price payable to the private vendor	666
2,000,000 warrants issued to the private vendor (to purchase 200,000 common shares)(1)	324
Transaction costs	176
24,166
(1)The share purchase warrants entitle the holders to acquire up to 200,000 common shares on a post-consolidation basis (Note 9) of the Company at a price of $10.85 per common share for a period of 3 years. The fair value was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: risk-free interest rate of 0.35%, average projected volatility of 45%, dividend yield of 1.96%, average expected life of warrants of 3 years for a fair value of $0.162 per share purchase warrant.

	For the three months ended September 30, 2021	For the nine months ended September 30, 2021
	$	$
Opening balance	23,767	—

Acquisition	—	24,166
Dividends declared	(907)	(1,359)
Share of income and comprehensive income	320	373
Acquisition of control	(23,180)	(23,180)

Closing balance	—	—

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 7 – Deferred Payment Liability
The deferred payment of $10 million to Yamana Gold Inc. (“Yamana”) has a term of two years (subject to early redemption features), bears interest at an annual rate of 3%, payable on a quarterly basis, and is convertible at any time, in whole or in part, at the option of the Yamana, into Nomad’s common shares at a price of CAD $9.00 per common share (the “Deferred Payment”). Nomad was originally granted an option to pay the Deferred Payment in full at the end of one year, subject to an additional payment by Nomad equal to 5% of the deferred cash payment. The Company elected not to exercise its option.
The Deferred Payment is a compound financial instrument, comprising a debt host (“Deferred Payment Liability”) and a conversion and early redemption option portion (“Conversion option”), and they are presented in their entirety as financial liabilities in the consolidated interim balance sheets.

	Debt host	Conversion option	Total
	$	$	$
Balance as at January 1, 2021	9,046	3,013	12,059
Change in fair value of Conversion option	—	(2,573)	(2,573)
Finance costs (1)	715	—	715
Interest paid	(224)	—	(224)
Balance as at September 30, 2021	9,537	440	9,977
(1)Finance costs are calculated by applying the effective interest rate of 10.4% to the debt host.
From a liquidity perspective, the maximum principal amount that could be paid, if the Deferred Payment is not converted prior to maturity, is $10 million, exclusive of interests to be paid in cash.
Note 8 – Revolving Credit Facility
On September 14, 2021, the Company amended its revolving credit facility increasing the amount from $50 million to $125 million with the option to increase by $25 million, the option subject to satisfaction of certain conditions (the “Facility”). The Facility is secured by all of the Company’s assets and has a 4-year term, extendable through mutual agreement between Nomad and the lenders.

In connection with the acquisition of the interest in CMC described in Note 5 and Note 6, the Company drew down an amount of $50 million under the Facility to satisfy the purchase prices payable in cash. As per the amended Facility, the drawn funds bear interest at LIBOR plus a margin of 2.25%. For the year ended December 31, 2020, no amount was drawn under the Facility.
In connection with the Facility, the Company is subject to certain covenants, including the Company's leverage ratios and certain other non-financial requirements. As at September 30, 2021, the Company is in compliance with all covenants under the Facility.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 9 – Share Capital
Normal course issuer bid
On April 29, 2021, the Company commenced a normal course issuer bid program to purchase, for cancellation, up to 1,555,005 common shares (post-consolidation) in the capital of the Company in the twelve-month period ending April 28, 2022. The average daily trading volume of the Company's common shares on the TSX for the six calendar months preceding March 31, 2021 was 20,616 common shares (post-consolidation). In accordance with the TSX rules and subject to the exception for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 5,154 common shares (post-consolidation). The price per common share will be based on the market price of such common shares at the time of purchase in accordance with regulatory requirements. Since the commencement of the program, no common shares were purchased for cancellation.
Share consolidation
On May 31, 2021, the Company filed Articles of Amendments to consolidate its issued and outstanding common shares on the basis of one (1) post-consolidated common share for every ten (10) pre-consolidated existing common shares previously issued and outstanding (the “Consolidation”). The Consolidation was approved by Nomad’s shareholders at the annual and special meeting held on May 10, 2021. As at June 3, 2021, the Company’s issued and outstanding Common Shares were reduced from 566,466,466 to 56,646,501. In addition, the exercise or conversion price and the number of common shares issuable under the Company’s outstanding common share purchase warrants, share options, restricted share units, deferred share units and other securities exercisable for or convertible into common shares were proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof. All previously reported share and per share amounts have been retrospectively restated in these condensed consolidated interim financial statements to reflect the share consolidation.
At-the-market equity program
On June 22, 2021, the Company established an at-the-market ("ATM") equity program allowing the Company to issue and sell up to $50 million in common shares from treasury to the public, from time to time at the Company's sole discretion and at the prevailing market price. The sales of the common shares under the ATM equity program are subject to applicable regulatory limitations.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 10 – Share-based Compensation
Share options
Set out below are summaries of share purchase options (“Options”) outstanding and exercisable under the Nomad Option Plan and the Guerrero Option Plan:

	Number of Options (Note 9)	Weighted average exercise price per share (Note 9)
		CAD $
Options outstanding as at January 1, 2021	1,068,310	8.41
Granted - Nomad Option Plan	343,783	10.01
Exercised - Guerrero Option Plan	(4,121)	2.00
Options outstanding as at September 30, 2021	1,407,972	8.82
Options exercisable as at September 30, 2021	905,668	7.67

A summary of the Company’s Options as of September 30, 2021 is as follows:

Exercise Price (Note 9)	Number of Options outstanding (Note 9)	Number of Options exercisable (Note 9)	Weighted Average Remaining Contractual Life (in years)
(CAD $)

2.00	238,379	238,379	2.8
9.00 to 11.00	843,783	577,088	3.6
11.01 to 13.00	307,540	84,111	3.8
13.01 to 15.00	18,270	6,090	3.8
	1,407,972	905,668	3.5
The weighted average fair value of Options granted, and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

For the nine months ended September 30, 2021

Black-Scholes weighted average assumptions
Grant date share price and exercise price (CAD $) (Note 9)	$10.01
Expected dividend yield	2.0%
Expected volatility	40%
Risk-free interest rate	0.9%
Expected Option life, in years	5
Weighted average fair value per Option granted (Note 9)	$2.38

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Restricted and performance share units
Set out below are summaries of restricted share units and performance share units (“RSUs”) granted under the Nomad Share Unit Plan:

	Number of RSUs (Note 9)	Weighted average intrinsic value at grant date (Note 9)
		CAD $
RSUs outstanding as at January 1, 2021	146,600	11.16
Granted	205,811	9.57
Settled	(65,478)	9.20
Reinvested dividends	1,446	11.16
RSUs outstanding as at September 30, 2021	288,379	10.48
RSUs vested as at September 30, 2021	—	—
Deferred share units
Set out below are summaries of deferred share units (“DSUs”) granted under the Nomad DSU Plan:

	Number of DSUs (Note 9)	Weighted average intrinsic value at grant date (Note 9)
		CAD $
DSUs outstanding as at January 1, 2021	67,380	13.18
Granted	73,600	9.41
DSUs outstanding as at September 30, 2021	140,980	11.21
DSUs vested as at September 30, 2021	79,180	12.42

For the three months ended September 30, 2021, the total share-based compensation related to Options, RSUs and DSUs amounted to $172,000, $223,000 and $219,000, respectively ($361,000, $295,000 and $162,000 respectively for the three months ended September 30, 2020). For the nine months ended September 30, 2021, the total share-based compensation related to Options, RSUs and DSUs amounted to $437,000, $848,000 and $500,000, respectively ($1,256,000, $723,000 and $183,000 respectively for the nine months ended September 30, 2020). Share based compensation related to Options, RSUs and DSUs is classified under Share-based compensation in the consolidated statement of income and comprehensive income.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 11 – Net Income per Share
Basic income per share is based on net income attributable to the common shareholders and is calculated based on the weighted average number of common shares outstanding during the periods presented after taking into consideration the consolidation of shares described in Note 9. For comparative purposes, the Company’s common shares issued to the parent under the RTO Transaction, have been assumed to be outstanding as of the beginning of each period presented prior to the RTO Transaction.
For the three months ended September 30, 2021, a total of 1,169,593 share options (669,593 share options for the nine months ended September 30, 2021) and all warrants for which the sum of the exercise price and any related unearned share-based compensation exceeds the average share price are excluded from the computation of the diluted net income per share and all potentially dilutive common shares related to the Deferred Payment are deemed to be antidilutive as their impact would increase the net income per share.
For the three months ended September 30, 2020, a total of 18,270 share options (270,600 share options for the nine months ended September 30, 2020) and all warrants for which the sum of the exercise price and any related unearned share-based compensation exceeds the average share price are excluded from the computation of the diluted net income per share and all potentially dilutive common shares related to the Deferred Payment are deemed to be antidilutive as their impact would increase the net income per share.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Net income attributable to Nomad Royalty Company Ltd's shareholders	824	526	826	8,847

Basic weighted average number of common shares outstanding (in thousands)	56,656	51,541	56,637	41,415
Effect of dilutive securities
- Share options	183	422	229	404

Diluted weighted average number of common shares	56,839	51,963	56,866	41,819

Net income per share attributable to Nomad Royalty Company Ltd's shareholders
Basic	0.01	0.01	0.01	0.21
Diluted	0.01	0.01	0.01	0.21

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 12 – Segment Disclosure
The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other royalty and stream interests. All of the Company’s assets and revenues are attributable to this single operating segment.
Geographic revenues
Geographic revenues from the sale of metals received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty or stream interests.
For the nine months ended September 30, 2021 and 2020, royalty and stream interest revenues were earned from the following jurisdictions:

	Revenue for the nine months ended September 30, 2021
	Gold Streams	Silver Streams	Royalties	Gold Prepay Loan	Total
	$	$	$	$	$	%

North America	3,353	5,788	396	1,518	11,055	54%
South America	—	—	1,715	—	1,715	9%
Africa	7,599	—	—	—	7,599	37%
	10,952	5,788	2,111	1,518	20,369	100%

		Revenue for the nine months ended September 30, 2020
	Gold Streams	Silver Streams	Royalties	Gold Prepay Loan	Total
	$	$	$	$	$	%

North America	—	3,453	—	9,992	13,445	67%
South America	—	—	780	—	780	4%
Africa	4,603	—	—	—	4,603	23%
Australia	—	1,154	—	—	1,154	6%
	4,603	4,607	780	9,992	19,982	100%

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 13 - Fair Value Measurements
Fair value measurement is determined using a three-level fair value hierarchy. Refer to Note 21 of the Company's audited consolidated financial statements for the year ended December 31, 2020, which contain a description of these three levels.
Level 3 instrument: Conversion option – deferred payment
The Deferred Payment is a compound financial instrument, comprising a debt host and a conversion and early redemption option portion
The Conversion Option embedded in the Deferred Payment described in Note 7 is measured at fair value at each reporting date and is classified as Level 3 within the fair value hierarchy. As at September 30, 2021, the fair value of the Conversion Option was estimated using a Black-Scholes option pricing model. The Company changed its valuation technique from a Monte-Carlo valuation model to take into consideration its election not to exercise its option to pay the Deferred Payment before May 27, 2021.
The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy, together with a quantitative sensitivity analysis as at September 30, 2021 are shown below:

	Valuation technique	Significant unobservable Inputs	Input	Sensitivity of the input to fair value
Conversion Option – Deferred Payment	Black-Scholes option pricing model	Volatility of share price	37%	Absolute value of 5% increase would result in an increase in fair value by $120.
Note 14 - Financial Risk Management
The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.
Due to its activities the Company is exposed to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk and liquidity risk.
Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management ensures that its financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies approved by the Board of Directors and risk appetite.
(a)Market Risk
Market risk is the risk that changes in market factors, such as foreign exchange rates, interest rates or other price risk, will affect the value of the Company’s financial instruments. The Company is exposed to the following market risks:

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Foreign Exchange Risk
The Company undertakes certain transactions denominated in Canadian dollars and since August 31, 2021, in Chilean Pesos, including certain operating expenses. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, amounts receivables and accounts payable and accrued liabilities denominated in Canadian dollars and in Chilean Pesos. Based on the Company’s Canadian dollar or Chilean Peso denominated monetary assets and monetary liabilities as at September 30, 2021, a 5% increase (decrease) of the value of the Canadian dollar and the Chilean Peso relative to the United States dollar would not have a material impact on net loss.
In addition, the fair value of the Deferred Payment’s Conversion Option is affected by the Canadian dollar exchange rate. A 5% increase in the foreign exchange rate would result in a decrease in income before income taxes of $45,000.
Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash-flows associated with the instrument will fluctuate due to changes in market interest rates.
The Company’s interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Other financial assets are not exposed to interest rate risk because they bear interest at fixed rates.
Amounts drawn under the Facility are exposed to interest rate risk as they bear interest at a variable interest rate. Based on the drawn balance as at September 30, 2021, the impact on net financial expenses of a 0.5% change in interest rates would result in a decrease in income before income taxes of $253,000 over a twelve-month horizon.

The Company’s exposure to interest rate risk fluctuation on the fair value of the Conversion option is not significant and a 0.5% change in interest rates would result in an immaterial impact.
Other Price Risk
The Company is exposed to other price risk arising from the impact of changes in the price of the Company’s common shares on the fair value on the Conversion Option on the Deferred Payment. A decrease (increase) of 5% in the Company’s common share price used in the Black-Scholes option pricing model would decrease (increase) income before income taxes by $144,000.
(b)Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument, leading to a financial loss. Credit risk arises from cash, trade receivables and the gold prepay loan. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk and to ensure counterparties demonstrate minimum acceptable credit worthiness. The Company closely monitors its financial assets and as such does not have any significant concentration of credit risk. The Company reduces its credit risk by investing predominantly its cash with Canadian recognized financial institutions and Canadian chartered banks.

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

(c)Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment in stream and royalty interests and matching the maturity profile of financial assets and liabilities. The Company ensures that there are sufficient funds to meet its short-term business requirements on the basis of expected cash flows, taking into account its anticipated cash flows from operations, its holdings of cash, the amount available under the Facility and other equity financing opportunities such as the Company's ATM equity program.
As at September 30, 2021, the Company had cash of $24,621,000 and working capital of $18,693,000. The Company also manages liquidity risk through the management of its capital structure. As at September 30, 2021, the Company had access to undrawn borrowings of $75 million under the Facility, excluding the option to increase the Facility by $25 million as described in Note 8. In addition, the ATM equity program provides the Company with the opportunity to sell up to $50 million in common shares from treasury at the Company's sole discretion and at the prevailing market price.

The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures.
The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities as at September 30, 2021. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows.

			As at September 30, 2021
	Carrying amount	Maturity	Estimated payment date
			Remainder of 2021	2022	2023	2024	2025
Financial liabilities	$		$	$	$	$	$
Accounts payable and accrued liabilities	4,662	Within 90 days	4,662	—	—	—	—
Deferred Payment Liability – debt host	9,537	May 2022	—	10,000	—	—	—
Interest on Deferred Payment Liability	—	Up to May 2022	76	121	—	—	—
Deferred Payment Liability – Conversion option	440	Up to May 2022	—	—	—	—	—
Facility	50,000	Up to September 2025	—	—	—	—	50,000
Interest on Facility	—	Up to September 2025	301	1,194	1,194	1,197	837
	64,639		5,039	11,315	1,194	1,197	50,837

Nomad Royalty Company Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2021 and 2020
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

Note 15 - Commitments
The following table summarizes the Company’s commitments to pay for gold and silver to which it has the contractual right pursuant to the associated agreements:

	Attributable Payable Production to be Purchased		Per Ounce Cash Payment		Term of Agreement	Date of Contract
Stream interests	Gold	Silver	Gold	Silver
Blyvoor Gold Stream	10%	—	Lesser of spot price or $572	—	Expires at 10,320,000 oz. delivered	Aug. 2018
Bonikro Gold Stream	6%	—	Lesser of spot price or $400	—	Life of mine	Oct. 2019
Mercedes Gold and Silver Stream	1,000 oz. per quarter	100%	—	20% of spot price	Silver: 40 years from April 7, 2021 Gold: 1,000 oz. per quarter and up to 8,000 oz.	Jan. 2019, Mar. 2020 and Apr. 2021
South Arturo Silver Stream	—	100%	—	20% of spot price	40 years from April 7, 2021	Apr. 2021
Woodlawn Silver Stream	—	80%	—	20% of spot price	10 years after mining activity ceases	Jun. 2017 and Oct. 2019
Refer to Note 5 for specific delivery terms of the Mercedes Gold and Silver Stream and the South Arturo Silver Stream.
Note 16 - Subsequent events
Acquisition
On October 29, 2021, the Company announced it entered into a gold purchase agreement with a subsidiary of Orion Mine Finance ("Orion") with respect to its 40% interest in Greenstone Gold Mines LP ("GGM"), the owner and operator of the Greenstone Gold project located in Ontario, Canada. Nomad will make up-front cash payments totalling $95 million for 5.938% of gold production attributed to Orion’s 40% interest in GGM until 120,333 ounces have been delivered, and 3.958% thereafter. As part of the gold stream, Nomad has made a long-term commitment to funding mine-level environmental, social and governance programs by agreeing to make payments to GGM equal to $30 per ounce of gold delivered to Nomad.

Dividends
On November 3, 2021, the Board of Directors of the Company declared a quarterly dividend of CAD $0.05 per common share payable on January 14, 2022 to shareholders of record as of the close of business on December 31, 2021.